

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. Scott Lieberman
Chief Executive Officer
International Development and Environmental Holdings
1173A Second Avenue, Suite 327
New York, NY 10065

> **Re: International Development and Environmental Holdings**
> **Item 4.01 Form 8-K**
> **Filed October 27, 2010**
> **File No. 000-54106**

Dear Mr. Lieberman:

We have reviewed your Item 4.01 Form 8-K and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed October 27, 2010

1.   We refer to your disclosures in the first paragraph. Please amend your Form 8-K to disclose the date you engaged your new independent registered public accounting firm. See Item 304(a)(2) of Regulation S-K for guidance.

2.   We refer to your disclosure in the third paragraph. Item 304(a)(1)(ii) of Regulation S-K requires a statement as to whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Given that the reports of your former independent registered public accounting firm, dated June 15, 2009 and June 15, 2010, both contain disclosure of such uncertainty, please revise your Form 8-K accordingly.

3. We note your disclosure in the fourth paragraph. Please revise your disclosure regarding disagreements with the former accountant and reportable events to address the registrant's two most recent fiscal years *and* any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

4. We read that you have requested a letter from your former accountants indicating their agreement with your disclosures. Please tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former accountants will need to state their agreement with the disclosures in your revised Form 8-K, taking into account the changes requested in the comments above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief